[redacted]

OD 4/19/13

SECURI 13011517 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cooper Malone McClain Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E Kellogg, Ste 700
(No. and Street)

Wichita	KS	67207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cooper 316-685-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen Gibbs & Houlik LC
(Name – *if individual, state last, first, middle name*)

301 N Main St, Ste 1700	Wichita	KS	67202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 5/4/13

OATH OR AFFIRMATION

I, John K Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA L CARBON
Notary Public, State of Kansas
My Appointment Expires 6/22/14

Signature

President

Title

Amanda Carbon

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGH

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooper Malone McClain, Inc.

Report on the Financial Statements

We have audited the statements of financial condition of Cooper Malone McClain, Inc. (Company) as of December 31, 2012 and 2011, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 7, 2013

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011

ASSETS

	2012	2011
Cash	**$ 19,058**	$ 56,900
Deposit with clearing organization	**213,037**	244,839
Receivables:		
Commissions and interest	**29,956**	6,359
Employees and stockholders	**10,427**	10,069
Securities owned		
Investment inventory, at market; cost $137,030 and $90,082, respectively	**136,869**	77,625
Company investments, at market; cost $914,789 and $702,408, respectively	**704,186**	478,780
Furniture and equipment, net of accumulated depreciation of $81,282 and $81,043	**8,298**	10,744
Other Assets:		
Cash surrender value of life insurance	**667,647**	615,302
Other	**20,974**	19,854
Total assets	**$ 1,810,452**	$ 1,520,472

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
Liabilities:		
Note and margin payable, clearing organization	**$ 541,204**	$ 369,143
Payables:		
Clearing Organization	**6,570**	8,430
Other liabilities	**32,710**	24,338
Total liabilities	**580,484**	401,911
Stockholders' equity:		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	**100,000**	100,000
Additional paid-in capital	**350,157**	350,157
Retained earnings	**779,811**	668,404
Total stockholders' equity	**1,229,968**	1,118,561
	$ 1,810,452	$ 1,520,472

The accompanying notes are an integral
part of these financial statements.